Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Loan Lauren Nguyen
Ada Sarmento
Division of Corporation Finance

May 2, 2014

VIA EDGAR TRANSMISSION AND FACSIMILE

Re:  Request for Acceleration of Effectiveness of Registration Statement on Form F-1
        (Registration No. 333-195109) of GasLog Partners LP

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GasLog Partners LP (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (Registration No. 333-195109) (the “Registration Statement”), as amended, so that the Registration Statement may become effective at 3:30 pm (Washington, DC time) on May 6, 2014, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform William P. Rogers, Jr. at (212) 474-1270 or Scott Bennett at (212) 474-1132, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

GasLog Partners LP

By:	/s/ Paul Wogan
Name: Paul Wogan
Title: Chief Executive Officer

[Signature Page to Acceleration Request]